                                                    As Filed with the Securities
                                                         and Exchange Commission
                                                              on August 29, 2001


                       SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.
                                  FORM U-6B-2
                           Certificate of Notification


         Filed by a registered holding company or subsidiary thereof pursuant to Rule U-20-(d) [Reg. Section 250.20, P. 36,652] or U-47 [Reg. Section 250.47, P.
36,620] adopted under the Public Utility Holding Company Act of 1935

         Certificate is filed by: Conectiv and Subsidiaries

         This certificate is notice that the above named company has issued, renewed or guaranteed the security or securities described herein, which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48 [Reg. Section 250.48, P. 36,621].

1.  Type of security or securities ("draft," "promissory note"): See Schedule I.

2. Issue, renewal or guaranty: Common Stock and Long-Term Promissory Notes are new issues. Short-Term Promissory Notes represent cash advances directly from Conectiv. Money Pool Advances represent short-term borrowings from the Conectiv System Money Pool.

3.  Principal amount of each security: See Schedule I.

4.  Rate of interest per annum of each security: See Schedule I.

5.  Date of issue, renewal or guaranty of each security: See Schedule I.

6.  If renewal of security, give date of original issue: Not applicable.

7.  Date of maturity of each security: See Schedule I.

8.  Name of the person to whom each security was issued, renewed or guaranteed:
    Short-term promissory notes are issued to Conectiv; Money Pool advances are issued to Conectiv Resource Partners, Inc., as agent for the Conectiv Money Pool.

9. Collateral given with each security, if any: Generally none. See Footnote 4 to Schedule 1.

10. Consideration received for each security: For stock, consideration is par value. For debt, consideration is principal amount.

11. Application of proceeds of each security: General corporate funds for use in ordinary course of business.

12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of
    Section 6(a) because of:
    a)  the provisions contained in the first sentence of Section 6(b):
    b)  the provisions contained in the fourth sentence of Section 6(b):
    c) the provisions contained in any rule of the commission other than Rule U-48: /x/

13. If the security or securities were exempt from the provisions of Section 6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other than outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) are not more than 5 percentum of the principal amount and par value of the other securities of such company then outstanding. Demand notes, regardless of how long they may have been outstanding, shall be considered as maturing in not more than nine months for purposes of the exemption from Section 6(a) or the Act granted by the first sentence of
    Section 6(b). Not applicable.

14. If the security or securities are exempt from the provisions of Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued. Not applicable.

15. If the security or securities are exempt from the provisions of Section 6(a) because of any rule of the Commission other than Rule U-48 [Reg. ss. 250.48,
    P. 36,621] designate the rule under which exemption is claimed. Rule 52.




                                                    CONECTIV

                                                    By:  /s/ Philip S. Reese
                                                       ---------------------
                                                    Philip S. Reese
                                                    Vice President and Treasurer

 Date: August 29, 2001

                                                                     Form U-6B-2
                                                                      Schedule I


                            CONECTIV AND SUBSIDIARIES
                           QUARTER ENDED JUNE 30, 2001

                                          Issued during
                                              Quarter                               Balance at End of Quarter
                                              -------                               -------------------------

                                              Common               Long-Term                Short-Term                Money Pool
Company                                       Stock            Promissory Notes       Promissory Notes(1)(3)        Advances(2)(3)
-------                                       ------           ----------------       ----------------------        --------------
Conectiv Resource Partners, Inc.                 0              $20,000,000(4)                   0                   $37,557,508
Conectiv Communications, Inc.                    0                     0                         0(5)                     0
Conectiv Solutions LLC(8)                        0                     0                         0                    37,753,634
Conectiv Properties and Investments,             0                     0                         0                    20,196,092
Inc.(6)(8)
Atlantic Southern Properties, Inc.               0                     0                         0                    16,589,566
Conectiv Plumbing, L.L.C.                        0                     0                         0                        0
ATE Investment, Inc.(6)(8)                       0                     0                         0                    36,255,861
DCI I, Inc                                 $1,093,652(7)               0                         0                        0
DCI II, Inc.                                     0                     0                         0                        0
King Street Assurance Ltd(8)                     0                     0                         0                        0
Conectiv Services, Inc.                          0                     0                         0                        0

(1)   Interest rate at end of quarter = 4.66%
(2)   Interest rate at end of quarter = 4.66%
(3)   Due on demand, but in no case later than 5/1/02
(4) Lender is King Street Assurance Ltd ("KSA"), an affiliated company; interest rate at end of quarter =4.84%. Loan is secured by certain computer equipment owned by Conectiv Resource Partners, Inc.
(5) Conectiv converted its investment in Conectiv Communications, Inc. from debt to equity via a capital contribution of $235,675,696.
(6) During the period, Conectiv Properties and Investments, Inc. ("CPI") made a capital contribution in the amount of $10,000,000 to ATE Investments, Inc. ("ATE").
(7) DCI I, Inc. issued $1,000 of common stock to CPI and $1,092,652 of common stock to ATE.
(8) Conectiv Solutions LLC ("Solutions") made a capital contribution of $5,089,133 of its assets to Enerwise Global Technologies, Inc. ("Enerwise"), a newly formed subsidiary. Solutions contributed the common stock of Enerwise to ATE. ATE contributed the common stock of Enerwise to KSA. KSA contributed the common stock of Enerwise to Enertech Capital Partners, LP, an energy-related company pursuant to Rule 58.